CONSENT OF QUALIFIED PERSON

Ignacy (Tony) Lipiec (P.Eng.)
AMEC Americas Ltd.,
Suite 400, 111 Dunsmuir St
Vancouver, BC., Canada
Tel: 604-664-3130; Fax: 604-664-3057
E-mail: tony.lipiec@amec.com

Re: NovaGold Resources Inc. press release dated 5 December 2011, entitled “NovaGold Passes Key Milestone On Path to Becoming Premier North American Gold Producer; Completes Positive Feasibility Study On Donlin Gold Project Natural Gas Pipeline's Economic Benefits Confirmed Capex Estimate Declines From Previous Guidance Project Ready to Advance to Permitting” and press release dated 12 January 2012 entitled “NovaGold Files Donlin Gold Feasibility Study Technical Report”

I, Tony Lipiec, P. Eng., consent to the public filing of the Technical Report entitled “ Donlin Creek Gold Project Alaska, USA, NI 43-101 Technical Report On Second Updated Feasibility Study” (the Technical Report) with an effective date of 18 November 2011.

I consent to extracts from, or a summary of, the Technical Report in the NovaGold Resources Inc. press release dated 5 December 2011, entitled “NovaGold Passes Key Milestone On Path to Becoming Premier North American Gold Producer; Completes Positive Feasibility Study On Donlin Gold Project Natural Gas Pipeline's Economic Benefits Confirmed Capex Estimate Declines From Previous Guidance Project Ready to Advance to Permitting” and in the press release dated 12 January 2012 entitled “NovaGold Files Donlin Gold Feasibility Study Technical Report” (the “Press Releases”).

I confirm that I have read the Press Releases and that they fairly and accurately represent the information that I am responsible for in the Technical Report that supports the disclosure.

“signed and sealed”	Dated

Tony Lipiec, P.Eng.	12 January 2012

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057	www.amec.com